EXHIBIT 17

December 2, 2015

The Board of Directors

Bob Evans Farms, Inc.

8111 Smith’s Mill Road

New Albany, Ohio 43054

Attention: Colin Daly, Corporate Secretary

Ladies and Gentlemen:

As you know, we are one of the largest shareholders of Bob Evans, and have been for some time. We are pleased with a number of steps that the Board of Directors (the “Board”) and Finance Committee have taken since last year to inject a newly-invigorated culture of accountability and excellence at the Company. Hopefully our November 10 letter to the Board was helpful in outlining our concerns regarding the status of the very real expression of interest in BEF Foods that had been previously conveyed by a motivated and highly-sophisticated industry participant, Post Holdings Inc. (“Post”).

To recap, we have been told by knowledgeable sources that Post had expressed an interest in pursuing a transaction with Bob Evans involving its packaged foods business, BEF Foods, within the last year. Furthermore, we understand that Post has a continuing, strong interest in pursuing a transaction with Bob Evans involving BEF Foods, and has the ability to creatively structure a transaction in a manner that could reduce or eliminate the tax consequences to Bob Evans. Note that Post is a publicly-traded company with a market value in excess of $4.5 billion that could use both cash and stock as acquisition currency, as well as one or more underlying business units such as Michael Foods that could serve to facilitate the formation of a joint venture or other such arrangement with BEF Foods.

Based on the Company’s recent Fiscal 2016 second quarter results along with various analyst estimates, it appears that BEF Foods may generate somewhere in the vicinity of $68 million in EBITDA this year, and we note that this figure is after the allocation of what we believe may be about $15 million of corporate overhead. Thus, BEF Foods may generate approximately $83 million in EBITDA before the allocation of corporate overhead, a figure much more relevant to a strategic industry participant. Based on that amount, we believe that the value that a strategic buyer could ascribe to BEF Foods may greatly exceed the entire market value of Bob Evans, which at an approximate stock price of $40 per share is about $855 million. Indeed, Hormel is trading at close to 15.0x EBITDA, and there have been two transactions in the last year and a half involving companies comparable to BEF Foods, namely Hillshire Brands and Applegate Farms, that were effected at multiples estimated at 16.7x and 18.0x EBITDA, respectively. It is not unrealistic to assume that BEF Foods could command a value in excess of $950 million.

Currently, an approximate $40 stock price implies an enterprise value to Bob Evans of about $1.32 billion, assuming an $855 million market value and $469 million of net debt. Assuming a value for BEF Foods of $950 million leads to the truly shocking conclusion that investors are ascribing a value to the Bob Evans Restaurant business of about $370 million. This is less than half of the approximate $800 million in value that could be ascribed solely to the Company’s owned restaurant real estate. Bob Evans is being punished by maintaining combined ownership of both its Restaurant and BEF Foods business.

We had a robust discussion with the members of the Finance Committee last week where we noted our strong desire to see the Company engage a new financial advisor so that it could assess the various alternatives that Bob Evans could pursue to enhance shareholder value, and particularly tax-efficient alternatives relating to the separation of BEF Foods and/or Bob Evans Restaurants. We were therefore understandably disappointed that the Company made no reference to the retention of a new financial advisor in either its recent earnings release or associated conference call. While we do not know if the entire Board of Directors was fully informed of our views expressed to the Finance Committee, to be certain we are sending this correspondence to the entire Board.

While there is a compelling industrial logic to separating BEF Foods, the Company must also be mindful of tax issues and we fully understand the complexity that may be involved in planning such a business separation. This is all the more reason to now retain an independent, nationally-recognized investment banking firm to explore the numerous options available to Bob Evans in order that it may develop a fully-informed plan. Furthermore, the timing to effect a separation of BEF Foods is ideal, particularly considering that the Company recently announced that it has named Saed Mohseni as CEO and President effective as of January 1, 2016. While Mr. Mohseni does not appear to have an extensive food products background, he has an enormous wealth of restaurant experience which will be of great value as he seeks to enhance the Bob Evans Restaurant business. His efforts to re-position the Bob Evans Restaurant business for greatness should not be distracted by the continued presence of BEF Foods.

It continues to be our strong contention that the intrinsic value of Bob Evans is far greater than the value implied by its current stock price and, given the dramatic uptick in valuations in the packaged foods space, we believe that the ultimate separation of BEF Foods and/or Bob Evans Restaurants would serve to narrow what we believe is this draconian discount to intrinsic value. We therefore believe that now is the time for the entire Board of Directors to take prompt action to address this issue. As always, we would be pleased to discuss these and other matters with you in greater detail at your convenience.

Sincerely,

Thomas Sandell

Chief Executive Officer